UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Daxbot, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> July 26, 2021

Physical address of issuer
556 N 19th St, Philomath, OR 97370

Website of issuer
www.daxbot.com

Current number of employees
12

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$628,925.00	$781,046.00
Cash & Cash Equivalents	$6,340.00	$51,022.00
Accounts Receivable	$4,830.00	$32,999.00
Short-term Debt	$627,075.00	$492,745.00
Long-term Debt	$0.00	$7,321.00
Revenues/Sales	$104,613.00	$65,460.00
Cost of Goods Sold	$25,507.00	$12,704.00
Taxes Paid	$0.00	$0.00
Net Income	-$941,581.00	-$604,084.00

April 21, 2023

FORM C-AR

Daxbot, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Daxbot, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.daxbot.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY..5
    The Business...6
RISK FACTORS...6
    Risks Related to the Company's Business and Industry...6
BUSINESS..10
    Description of the Business..10
    Business Plan...10
    History of the Business..11
    The Company's Products and/or Services..11
    Competition...12
    Supply Chain and Customer Base...12

    Intellectual Property..12
    Governmental/Regulatory Approval and Compliance...............................14
    Litigation...15
    Other...15
DIRECTORS, OFFICERS AND EMPLOYEES...15
    Directors..15
    Officers of the Company..16
    Employees...17
CAPITALIZATION AND OWNERSHIP...17
    Capitalization...17
    Ownership..19
FINANCIAL INFORMATION..20
    Operations...20
    Liquidity and Capital Resources..20
    Capital Expenditures and Other Obligations..20
    Material Changes and Other Information..20
    Trends and Uncertainties...20
    Restrictions on Transfer..21
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.............21
    Related Person Transactions..21
    Conflicts of Interest...26
OTHER INFORMATION..26
    Bad Actor Disclosure..26
EXHIBITS...28
    EXHIBIT A..29

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Daxbot, Inc. (the "Company") is a Delaware Corporation, formed on July 26, 2021.

The Company is located at 556 N 19th St, Philomath, OR 97370.

The Company's website is www.daxbot.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company manufactures and operates a fleet of semi-autonomous robots (Dax Bots). These robots perform services for clients that are charged either on the performance of a specific job or by the hour. Robots are 'watched' by human operators who make sure the robots are operating as expected and sometimes remotely control the robot if there is a task segment outside the scope of the robot's autonomous ability.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the delivery robot industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is currently a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the

Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for service robots for business use. Our revenues are therefore dependent upon the market for service robots for business use.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the early deployment stage. Future delays or cost overruns in the development of our Daxbot and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief

Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that autonomous robots for business use is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions ,when we need them. We may also make hiring mistakes, ,which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Daxbot or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyberattacks either on our technology provider or on Daxbot could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company manufactures and operates a fleet of semi-autonomous robots (Dax Bots). These robots perform services for clients that are charged either on the performance of a specific job or by the hour. Robots are 'watched' by human operators who make sure the robots are operating as expected and sometimes remotely control the robot if there is a task segment outside the scope of the robot's autonomous ability.

Business Plan

Dax Bots perform three main functions for business:

• Food delivery from restaurants to end users. Orders can be placed directly through the Company's website, delivery.daxbot.com, or through one of our partner's websites and/or apps. The order is fulfilled by the restaurants who also place the food into Dax. Dax then drives to the end user's location using a combination of high accuracy GPS, SLAM (Simultaneous Localization and Mapping), and AI - driven 'drivable surface' recognition. Dax has a visual collision avoidance system onboard. Typical charge per delivery for orders placed directly though the Company's website is currently (April 2023) $5 per delivery. Charges for orders placed through partner channels are typically individually negotiated with the partner and may be paid in full or in part by the partner.

• Dax acts as a deterrent for security firms by patrolling areas such as parking lots with a flashlight and built-in lighting on the bot. Dax uses the same technology stack for routing though the patrol areas with a randomization scheme that makes Dax 'want' to go investigate sections of the patrol area that he has not visited as recently, but adds some randomization to the algorithm to make him difficult to predict. Dax uses the onboard AI system to look for humans and sends a notification system to the human operators when a human is found inside of the patrol area. The operator then notifies the client, which, as a licensed security firm, takes appropriate action. The Company currently advertises this service at an hourly rate that depends on the requirements provided by the client.

• Dax can survey areas with an onboard high precision sensor suite. This application was designed for surveying sidewalks to determine ADA accessibility. Dax can measure vertical drops (cracks) as well as X and Y slope angles. Some American cities are required to have an ADA transition plan in place that shows how accessible the city is and what plan(s) are in place for making the city more accessible. For some cities, sidewalks could be a time consuming asset to measure, and it is possible Dax could assist with these surveys.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Delivery Robot	Food Delivery	Robots deployed in communities and college campuses
Security Robot	Robot providing Security	Robots deployed at business locations providing night security.
ADA	ADA Compliance	Robots deployed in municipalities providing surveying for ADA compliance.

Nova Dynamics created the Dax Bot to do tasks that people would rather not perform. The robots were first deployed to do food delivery in 2020 in Philomath, Oregon. The Company was formed in 2021 to take the Dax Bots and operate them. In 2022 they were deployed on the campus of Western Oregon University and in the greater Monmouth area for food delivery. The product is fully available on the market. We have a total of 15 signed customer contracts.

Company sells services directly to businesses through its website.

Competition

The Company's primary competitors include, but are not limited to: Yandex, Bear Robotics, Pudu Robotics, Amazon, Robby.io, Startup Technologies, Eliport, and Serve by Postmates.

The Company relies on its lower cost of goods relative to others in the marketplace obtained by its intellectual property.

Supply Chain and Customer Base

We rely on a third-party technology provider to provide some of our back-up technology.

Daxbot's current customers include restaurants, retailers, campus dining halls, municipalities, and other business customers on a monthly contract.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
10578447	METHOD FOR IDENTIFYING SAFE AND TRAVERSABLE PATHS	DXB 301	November 24, 2016	March 3, 2020	United States
10578443	METHOD FOR RE-MAPPING SAFE AND TRAVERSABLE ROUTES (DaxBot Delivery Phase)	DXB 302	November 24, 2016	March 3, 2020	United States
10620626	CONFLICT RESOLUTION VIA CONTINGENCY PLAN EXECUTION OR HUMAN INTERACTION	DXB 303	November 24, 2016	April 14, 2020	United States

10650300	COMPONENT-BASED DECISION-MAKING WITH CENTRALIZED OFFICIATING AND THE MODIFICATION OF THOSE DECISIONS THROUGH SUCCESS MEASUREMENTS	DXB 304	November 24, 2016	May 12, 2020	United States
11624631	AUTONOMOUS ROBOTS AND METHODS FOR DETERMINING, MAPPING, AND TRAVERSING ROUTES FOR AUTONOMOUS ROBOTS	DXB 304A (continuation-in-part of DXB 301, 302, 303, and 304)	February 5, 2020	April 11, 2023	United States
10681139	SYSTEM FOR ARRANGING AND CONTROLLING INTERCONNECTED INTELLIGENCES	DXB 305	February 9, 2017	June 9, 2020	United States

Governmental/Regulatory Approval and Compliance

Our ability to sell product is dependent on the outside government regulations such as FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. the laws and regulations concerning the selling of product may be subject to change and if they do then selling of the product may no longer be in the best interest of the Company.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 556 N 19th St, Philomath, OR 97370

The Company conducts business in Oregon, California, and Georgia.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kevin Sullivan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & Owner, January 1, 2015 - Present
CEO and Treasurer, Nov 1, 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Alyrica Networks, Chief Executive Officer, January 1, 2002-Present, Responsibilities: Business Plan Strategy and Execution.
Active911, Board Member, February 01, 2012-Present, Responsibilities: Founding Member

Education

N/A

Name

Joseph Sullivan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Director, and Owner; January 1, 2015 - Present
Secretary, November 1, 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Active911, Chief Executive Officer, February 1, 2012-Present, Responsibilities: Business Plan Strategy and Execution
Alyrica Networks, Board Member, February 1, 2002-Present, Responsibilities: Founding Member

Education

N/A

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kevin Sullivan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & Owner, January 1, 2015 - Present
CEO and Treasurer, Nov 1, 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Alyrica Networks, Chief Executive Officer, January 1, 2002-Present, Responsibilities: Business Plan Strategy and Execution.
Active911, Board Member, February 01, 2012-Present, Responsibilities: Founding Member

Education

N/A

Name

Joseph Sullivan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Director, and Owner; January 1, 2015 - Present
Secretary, November 1, 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Active911, Chief Executive Officer, February 1, 2012-Present, Responsibilities: Business Plan Strategy and Execution
Alyrica Networks, Board Member, February 1, 2002-Present, Responsibilities: Founding Member

Education

N/A

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees in Oregon.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,315,467
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Difference between this security and the Securities being issued pursuant to Regulation CF	These are the same securities.

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Active911, Incorporated
Amount outstanding	$110,000.00
Interest rate and payment schedule	1.86%
Amortization schedule	N/A
Describe any collateral or security	unsecured
Maturity date	December 31, 2029
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Mammoth Holdings Corp
Amount outstanding	$517,500.00
Interest rate and payment schedule	5.0% per annum
Amortization schedule	N/A
Describe any collateral or security	unsecured
Maturity date	unspecified
Other material terms	N/A

The total amount of outstanding debt of the company is $627,075.00

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Debt	N/A	$6,000.00	Working Capital	December 31, 2020	Section 4(a)(2)
Debt	N/A	$560,788.00	Working Capital	December 31, 2020	Section 4(a)(2)
Debt	N/A	$428,240.00	Working Capital	December 31, 2020	Section 4(a)(2)
Debt	N/A	$150,000.00	General Operating Expenses	August 23, 2021	Section 4(a)(2)
Debt	N/A	$7,765.00	Working Capital	December 31, 2020	Section 4(a)(2)
Common Stock	134,614	$413,949.51	Working Capital	September 15, 2021	Regulation CF
Common Stock	9,000	$30,510.00	Working Capital	July 27, 2021	Section 4(a)(2)
Convertible Notes	171,853	$582,581.67	Working Capital	December 13, 2022	Section 4(a)(2)

Ownership

The Company is owned and controlled by a managing entity. The managing entity is Nova Dynamics, LLC. It is owned and controlled by Joseph Sullivan (49.5%) and Kevin Sullivan (49.5%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Nova Dynamics, LLC	98.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
-$308,848.00	-$739,458.00	$0.00

Operations

The Company is currently in the initial production stage and just beginning the revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are just entering the market with our robots. Past cash was primarily generated through shareholder investments and leasing employees to other companies. Our goal is to now take the robots to market by selling Robot as a Service (RaaS).

The Company intends to improve profitability in the next 12 months by focusing on deploying security robots which is a recent addition to our product offerings. Further the Company is focusing on improving robot's autonomy which will increase profit margin of existing customers. Additionally, the company is building more robots to meet customer demand.

Liquidity and Capital Resources

On September 15, 2021 the Company conducted an offering pursuant to Regulation CF and raised $413,949.51.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Currently, the Company has contemplated additional future sources of capital. Outside of anticipated revenue generation, future sources of capital include another round of equity funding as well as traditional bank financing for working capital and fixed assets.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Joseph Sullivan
Relationship to the Company	Director
Total amount of money involved	$560,788.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Cash
Description of the transaction	In period up to December 31, 2020, the company received the loans from Joseph Sullivan in the total amount of $560,788, which bears an interest rate of 2.07% per annum. There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

Related Person/Entity	Kevin Sullivan
Relationship to the Company	Director
Total amount of money involved	$428,240.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Cash
Description of the transaction	In the period up to December 31, 2020, the company received the loans from Kevin Sullivan in the total amount of $428,240, which bears an interest rate of 2.07% per annum. There is no maturity date set, and thus the loan may be called at any time, the loan ,was classified as current.
Related Person/Entity	Thomas Sullivan
Relationship to the Company	Family Member
Total amount of money involved	$7,765.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Cash
Description of the transaction	In period up to December 31, 2020, the company received the loans from Thomas Sullivan in the total amount of $7,765, which bears an interest rate of 2.07% per annum. There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

Related Person/Entity	Kevin Sullivan and Joseph Sullivan
Relationship to the Company	Director
Total amount of money involved	$1,000,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Cash
Description of the transaction	On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% and has maturity date set to December 31, 2029. The entire amount of the note is classified as non-current.
Related Person/Entity	Joseph Sullivan, Kevil Sullivan
Relationship to the Company	Director
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Cash
Description of the transaction	In August 23, 2021, the Company entered into the Revolving Credit Agreement with Mammoth Holdings in the amount up to $150,000. The note bears an interest rate of 0.5% per month. The entire amount of the note is classified as non-current.

Related Person/Entity	Joseph Sullivan, Kevin Sullivan
Relationship to the Company	Director
Total amount of money involved	$12,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Cash
Description of the transaction	August 1, 2021, Company entered a loan agreement with Alyrica Networks to purchase a van. This loan was paid in 2022.
Related Person/Entity	Joseph Sullivan
Relationship to the Company	Director
Total amount of money involved	$2,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Cash
Description of the transaction	During 2022 Fiscal year, Company received a loan from Joseph Sullivan
Related Person/Entity	Thomas Sullivan
Relationship to the Company	Family Member
Total amount of money involved	$882.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Cash
Description of the transaction	During 2022 Fiscal year, Company received a loan from Thomas Sullivan

Property, Goods or Services

Related Person/Entity	Joseph Sullivan, Kevin Sullivan
Relationship to the Company	Director
Total amount of money involved	$20,914.12
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Services
Description of the transaction	Mammoth Holdings provided Human Resources and Finance services to Company during 2022. Services were billed at hourly rate plus expenses at actual cost.

Related Person/Entity	Joseph Sullivan, Kevin Sullivan
Relationship to the Company	Director
Total amount of money involved	$4,452.50
Benefits or compensation received by related person	Services
Benefits or compensation received by Company	Payment for services
Description of the transaction	Company provided marketing and engineering services to Alyrica networks in 2022.

Related Person/Entity	Joseph Sullivan, Kevin Sullivan
Relationship to the Company	Director
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	Services
Benefits or compensation received by Company	Payment for services
Description of the transaction	Company provided Engineering Services to Active911 in 2022.

Related Person/Entity	Joseph Sullivan, Kevin Sullivan
Relationship to the Company	Director
Total amount of money involved	$455.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Services
Description of the transaction	Alyrica Networks is the internet/phone provider. Company pays standard monthly rates for their services

Rent

Related Person/Entity	Joseph Sullivan, Kevin Sullivan
Relationship to the Company	Director
Total amount of money involved	$750.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Payment of rent
Description of the transaction	Alyrica paid Company monthly rent for office space at the rate of $750/month

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Kevin Sullivan
(Signature)

Kevin Sullivan
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Kevin Sullivan
(Signature)

Kevin Sullivan
(Name)

CEO
(Title)

4/24/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

NOVA DYNAMICS, LLC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
UNAUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

FINANCIAL STATEMENTS:

Balance Sheet 1

Statement of Operations 2

Statement of Changes in Members' Equity 3

Statement of Cash Flows 4

Notes to Financial Statements 5

NOVA DYNAMICS LLC
BALANCE SHEET

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	33,519	$	61,245
Account receivables, net		54,830		33,749
Prepaids and other current assets		-		-
Total current assets		**88,349**		**94,994**
Property and Equipment, net		621,268		700,539
Total assets	$	**709,617**	$	**795,533**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	21,523	$	44,956
Shareholder loan		2,882		375,500
Credit card		83,698		44,062
Current portion of long term debt		-		3,300
Other current liabilities		45,701		27,746
Total current liabilities		**153,804**		**495,564**
Note Payable		627,500		117,321
Total liabilities		**781,304**		**612,885**
MEMBERS' EQUITY				
Minority interest in subsidiary		424,178		272,222
Equity issuance costs		(93,266)		-
Members' equity		(402,599)		(89,574)
Total members' equity		**(71,687)**		**182,648**
Total liabilities and members' equity	$	**709,617**	$	**795,533**

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 1,269,267	$ 96,907
Cost of goods sold	25,200	14,558
Gross profit	1,244,067	82,349
Operating expenses		
General and administrative	1,322,485	1,213,555
Sales and marketing	90,190	119,108
Research and development	32,164	
Total operating expenses	1,444,839	1,332,663
Operating income/(loss)	(200,772)	(1,250,314)
Interest expense	9,309	18,464
Other Loss/(Income)	(18,204)	(95,700)
Income/(Loss) before provision for income taxes	(191,877)	(1,173,078)
Provision/(Benefit) for income taxes	50,000	-
Net income/(Net Loss)	$ (241,877)	$ (1,173,078)

See accompanying notes to the financial statements

NOVA DYNAMICS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Equity	Minority Interest	Total
Ending Balance 12/31/2020	$ (711,401)	$ -	$ (711,401)
Member contributions	126,000		126,000
Conversion of debt to members' equity	1,661,958	-	1,661,958
Minority interest investment in Daxbot subsidiary	-	279,169	279,169
Net income/(loss)	(1,166,131)	(6,947)	(1,173,078)
Ending Balance 12/31/2021	$ (89,574)	$ 272,222	$ 182,648
Member contributions	(71,148)	-	(71,148)
Equity issuance costs	(91,961)	(1,306)	(93,267)
Minority interest investment in Daxbot subsidiary	-	151,957	151,957
Net loss	(230,894)	(10,983)	(241,877)
Ending Balance 12/31/2022	$ (483,577)	$ 411,890	$ (71,687)

See accompanying notes to the financial statements

NOVA DYNAMICS LLC

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (241,877)	$ (1,173,078)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	157,048	115,243
Changes in operating assets and liabilities:		
Account receivables	(21,081)	(33,749)
Inventories	-	-
Prepaids and other current assets	-	5,000
Account Payables	(23,433)	38,675
Credit card	39,636	20,998
Other current liabilities	17,955	(24,341)
Net cash provided/(used) by operating activities	(71,752)	(1,051,252)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(77,778)	(369,854)
Write off of property and equipment	11,762	8,653
Purchases of intangible assets	-	-
Net cash provided/(used) in investing activities	(66,016)	(361,201)
CASH FLOW FROM FINANCING ACTIVITIES		
Cash provided from issuance of debt	517,500	574,200
Repayment of shareholder loans	(372,618)	-
Repayment of Note Payable	(10,621)	(121,579)
Minority interest investment in subsidiary	151,956	279,169
Member contributions/(distributions)	(62,626)	126,000
Equity issuance costs	(113,549)	-
Cash provided from borrowing on shareholder loans	-	592,665
Net cash provided/(used) by financing activities	110,042	1,450,455
Change in cash	(27,726)	38,002
Cash—beginning of year	61,245	23,243
Cash—end of year	$ 33,519	$ 61,245
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 9,309	$ 4,138
Cash paid during the year for income taxes	$ 50,000	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ (91,961)
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

Nova Dynamics LLC was formed on April 7, 2015, in the state of Oregon. The financial statements of Nova Dynamics LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Philomath, Oregon.

Nova Dynamics LLC is an R&D company that specializes in robotics. The Company is working to put robots in the service of humanity. We achieve this by making robots that complete repetitive and time-consuming tasks so that people are free to focus on things that only people can do. We want to make robots that people like and bring a touch of sci-fi into everyday life while we're doing it.

On July 26, 2021, the Company formed a new subsidiary, Daxbot, Inc., in the state of Delaware. This subsidiary is authorized to issue 100,000,000 shares of common stock. On September 10, 2021, Nova Dynamics transferred ownership of all property and equipment to Daxbot, Inc. in exchange for 10,000,000 shares with a par value of $0.00001 in Daxbot, Inc. As of December 31, 2022, the Company owns 98.60% of all outstanding shares of Daxbot, Inc. Therefore, Daxbot, Inc. is consolidated in the Nova Dynamics financial statements presented for the year ending December 31, 2021. See Note 9 for more information regarding DaxBot, Inc.'s stand-alone operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost or net realizable value. Costs related to raw materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Robots	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of service is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the has been provided and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company, as part of providing the service and rental of equipment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $90,190 and $119,108, respectively, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ 44,632	$ 26,676.53
Accrued interest	1,069	1,069
Total Other Current Liabilities	$ 45,701	$ 27,746

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
Robots	$ 1,027,690	$ 937,913
Vehicles	-	12,000
Property and Equipment, at Cost	1,027,690	949,913
Accumulated depreciation	(406,422)	(249,374)
Property and Equipment, Net	$ 621,268	$ 700,539

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021, were in the amount of $157,048, and $115,243, respectively.

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Joseph Sullivan	49.5%
Kevin Sullivan	49.5%
Thomas Sullivan	1.0%
TOTAL	**100.0%**

6. DEBT

Promissory Notes & Loans

On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% per annum and has a maturity date set to December 31, 2029. The entire amount of the note is classified as non-current.

On August 23, 2021, the Company's subsidiary, Daxbot, Inc., entered into a line of credit agreement with Mammoth in the amount of up to $750,000. The note bears interest at a rate of 5% per annum and has no set maturity date. As of December 31, 2022, the outstanding balance was $517,500. The entire amount of the note is classified as non-current.

Owner Loans

During 2022 the Company borrowed money from the owners. The details of the loans from the owners and commonly owned entities are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 31, 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan from Joseph Sullivan	Line of credit	none stated	not stated		$ -	$ -	$ 2,000	$ -	$ 2,000
Loan from Thomas Sullivan	Line of credit	none stated	not stated		-	-	882	-	882
Total					$ -	$ -	$ 2,882	$ -	$ 2,882

7.   RELATED PARTY

During the period up to December 31, 2021, the company had loans from shareholders in the total amount of $1,633,983, which bears an interest rate of 2.07% per annum. On July 15, 2021, all outstanding loans from shareholders, plus accrued interest, totaling $1,661,958, were converted to member's equity.

On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% per annum and has a maturity date set to December 31, 2029. The entire amount of the note is classified as non-current.

On August 23, 2021, the Company's subsidiary, Daxbot, Inc., entered into a line of credit agreement with Mammoth in the amount of up to $750,000. The note bears interest at a rate of 5% per annum and has no set maturity date. As of December 31, 2022, the outstanding balance was $517,500. The entire amount of the note is classified as non-current.

Through September 2021, the company had a management services agreement with Mammoth, a commonly owned entity. The Company paid Mammoth a monthly fee of $1,272 for various management services. Nova Dynamics stopped paying Mammoth Holdings a monthly management fee in September once operations started moving through Daxbot, Inc. Daxbot, Inc. pays for services from Mammoth Holdings at an agreed billable rate.

Mammoth pays the Company $150 a month for rent related to office space.

On August 1, 2021, the Company entered into a loan agreement with Alyrica Networks, a commonly owned entity, for the purchase of a van. Monthly payments are $275, which includes interest at 5%, and has a maturity date of July 2025. This loan was transferred to Daxbot, Inc. the consolidated subsidiary of the Company on September 10, 2021. This loan was paid of during 2022.

Alyrica Networks also rents office space from the Company in the amount of $750 a month. Alyrica Networks is the internet/phone provider for the Company. The Company pays standard rates for their service.

As of December 31, 2022 the Company has outstanding shareholder loans totaling $2,882.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into various operating leases for facilities. As of December 31, 2022, all leases are on a month-to-month basis.

Rent expenses were in the amount of $35, 155, and $50,154 as of December 31, 2022, and 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   DAXBOT, INC. SUBSIDIARY SUPPLEMENTAL INFORMATION

On September 10, 2021 the Company transferred the all tangible property and equipment, totaling $605,895 net of accumulated depreciation to Daxbot, Inc. in exchange for 10,000,000 shares of common stock. At this time, the majority of operations transferred from the Company to Daxbot, Inc.

The following is Daxbot, Inc.'s Balance Sheet:

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 6,340	$ 51,022
Account receivables, net	4,830	32,999
Prepaids and other current assets	-	-
Total current assets	**11,170**	**84,021**
Property and Equipment, net	617,755	697,025
Total assets	**$ 628,925**	**$ 781,046**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 17,159	$ 73,147
Shareholder loan	-	375,500
Credit card	75,010	42,722
Current portion of long term debt	-	3,300
Line of credit	517,500	-
Other current liabilities	17,406	(1,924)
Total current liabilities	**627,075**	**492,745**
Note Payable	-	7,321
Total liabilities	**627,075**	**500,066**
STOCKHOLDERS' EQUITY		
Common stock	103	101
Additional paid-in capital - outside investors	444,457	279,168
Additional paid-in capital Nova Dynamics e	1,188,377	605,795
Equity issuance costs	(113,549)	-
Retained deficit	(1,517,538)	(604,084)
Total members' equity	**1,850**	**280,980**
Total liabilities and members' equity	**$ 628,925**	**$ 781,046**

The following is Daxbot Inc.'s statement of operations for the year ended December 31, 2022, and the four months ended December 31, 2021:

	For the year ended December 31, 2022	For the four months ended December 31, 2021
(USD $ in Dollars)		
Net revenue	$ 104,613	$ 65,460
Cost of goods sold	25,507	12,704
Gross profit	79,106	52,756
Operating expenses		
General and administrative	922,878	550,163
Research and development	15,899	-
Sales and marketing	86,522	104,678
Total operating expenses	1,025,299	654,841
Operating income/(loss)	(946,193)	(602,085)
Interest expense	6,009	1,999
Other Loss/(Income)	(10,621)	-
Income/(Loss) before provision for income taxes	(941,581)	(604,084)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	(941,581)	$ (604,084)

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 17, 2023, which is the date the financial statements were available to be issued.

Company moved into a new building in March 2023. The rent for this space is $12,300/month. Building is owned by an affiliated company Northernwood LLC, which has common ownership with the Company's shareholders.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $241,877, an operating cash flow loss of $72,820, and liquid assets in cash of $33,519, which is less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

I, __Kevin Sullivan__ (Print Name), the __CEO__ (Principal Executive Officers) of __Daxbot, Inc__ (Company Name), hereby certify that the financial statements of __Daxbot, Inc__ (Company Name) and notes thereto for the periods ending __12-31-2021__ (first Fiscal Year End of Review) and __12-31-2022___ (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Daxbot, Inc has not yet filed its federal tax return for 2022. For the year [2021] the amounts reported on our tax returns were total income of $ __(308,848)__; taxable income of $__(739,458)__ and total tax of $ __0.00__ .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __4-22-23__ (Date of Execution).

_____ (Signature)

__CEO_____ (Title)

__4/22/23_____ (Date)